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Leo Stanko · 3rd

CEO, OTW Safety

Salt Lake City, Utah · 382 connections · Contact info

OTW Safety

University of California, San Diego

Highlights

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Probono consulting and volunteering, Joining a nonprofit board.

Message Leo

About

Over a decade of business and program management experience supporting defense and technology systems acquisition for the Department of Defense, civil, and commercial entities. Highly motivated and intuitive leader with a diverse range of professional experience. Outstanding critical thinker possessing exceptional anal ... see more

Experience

OTW Safety

5 yrs 8 mos

Chief Executive Officer

Mar 2014 – Present · 5 yrs 8 mos

Greater Salt Lake City Area

OTW Safety is dedicated to creating innovations that foster safety and security. On our roadways we look to create the safest environment for both worker and driver, on runways we look to create a product that is easy to work with and eliminates hazards for airports and the travelers passing through the airport. We make crowd control events safer, look better and help generate more revenue. We make high security devices that will serve as your first defense against planned vehicle attacks.

President

Mar 2014 – Jan 2018 · 3 yrs 11 mos

Greater Salt Lake City Area

OTW Safety is dedicated to creating innovations that foster safety and security. On our roadways we look to create the safest environment for both worker and driver, on runways we look to create a product that is easy to work with and eliminates hazards for airports and the travelers passing through the airport. We make crowd control events safer, look be... See more

Lead Associate

Booz Allen Hamilton

May 2011 – Mar 2014 · 2 yrs 11 mos

Hill Afb, Utah
Defense Acquisition and Program Management.

Lead Program Manager overseeing staff and projects across the ICBM Flight Systems Division. Areas of engagement included the Guidance, Propulsion and RS/RV Branches.

Eligibility Specialist, DWS

State of Utah
Jan 2011 – May 2011 · 5 mos

Software interface and process development program facilitation for new system integration for eligibility. Assessed needs, goals, and eligibility of participants. Interviewed participants to determine circumstances and eligibility.
... See more

Veteran Services, Academic Program Specialist

University of Utah
Aug 2009 – Jan 2011 · 1 yr 6 mos

Assisted Veteran students in specific program areas regarding academic policy and procedure that aids students in making decisions regarding financial aid, graduation requirements, and general University information.
... See more

Marketing & User Interface Manager

Pastrana Francis
2007 – 2009 · 2 yrs

Created and maintained functional and technical specifications based upon system configuration and user requirements. Conducted requirement gathering sessions to produce specification documents employing business process analysis, object oriented design methodologies (use cases).... See more

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Education

University of California, San Diego

BA, Political Science - International Relations
2001 – 2005
Activities and Societies: Revelle College, Emerging Leaders Program, Pi Sigma Alpha

Political Science, International Relations, National & International Security

Skills & Endorsements

Program Management · 29

Endorsed by **6 of Leo's colleagues at OTW Safety**

Leadership · 20

Endorsed by **3 of Leo's colleagues at OTW Safety**

Public Speaking · 19

Endorsed by **3 of Leo's colleagues at OTW Safety**

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Recommendations

Received (1) Given (1)

Brittany Jones
Director Of Quality Assurance at Zwift
December 18, 2012, Brittany worked with Leo in different groups

Leo Stanko is a reliable, dedicated employee. He is eager to learn and picks up new skills quickly. Leo utilizes resources that are available to him to ensure he is producing quality work. Leo is an excellent team player, and you would be crazy not to hire him.

Accomplishments

2 **Organizations**
Utah Chapter of American Traffic Safety Services Association • Northwest Chapter American Association of Airport Executives

2 **Projects**
Barricade Jet Blast Testing http://otwsafety.com/jet-blast-testing • Dented Brick Distillery

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